UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. n/a)*

PELOTON INTERACTIVE, INC.

(Name of Issuer)

Class A Common Stock, par value $0.000025

(Title of Class of Securities)

70614W100

(CUSIP Number)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70614W100

1.	NAMES OF REPORTING PERSONS William Lynch
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,688,456(1)(2)
	6.	SHARED VOTING POWER 1,580,000(2)(3)
	7.	SOLE DISPOSITIVE POWER 5,688,456(1)(2)
	8.	SHARED DISPOSITIVE POWER 1,580,000(2)(3)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,268,456(1)(2)(3)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.23%(4)
12.	TYPE OF REPORTING PERSON IN

(1)

Represents (i) 940,740 shares of Class B common stock and (ii) 4,747,716 shares underlying options to purchase Class B common stock that are exercisable within 60 days of December 31, 2019, of which 3,750,997 shares are unvested and subject to repurchase by the Issuer.

(2)	Each share of Class B common stock is convertible at any time at the election of the holder into one share of Class A common stock.
(3)

Represents (i) 1,430,000 shares of Class B common stock held by William Lynch and Nicole P. Lynch as Community Property with Right of Survivorship; (ii) 46,000 shares of Class B common stock held by The Jack Lynch 2018 Irrevocable Trust; (iii) 46,000 shares of Class B common stock held by The Lily Lynch 2018 Irrevocable Trust; (iv) 46,000 shares of Class B common stock held by The Charlotte Lynch 2018 Irrevocable Trust; and (v) 12,000 shares of Class B common stock held by The Texas Lynch 2018 Irrevocable Trust, which shares the Reporting Person could be deemed to have voting or dispositive power over.

(4)

The percentage reported in row 11 is calculated in accordance with Rule 13d-3 based on the aggregate number of shares of Class B common stock beneficially owned by the Reporting Person assuming conversion of such stock into Class A common stock (and excluding the conversion of shares of Class B common stock held by other persons) and an aggregate of 43,794,644 shares of Class A common stock outstanding as of December 31, 2019, as reported by the Issuer to the Reporting Person, plus the number of options to purchase shares of Class B common stock held by the Reporting Person that are exercisable within 60 days of December 31, 2019, which are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP No. 70614W100

Item 1(a).	Name of Issuer:

Peloton Interactive, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

125 West 25th Street, 11th Floor, New York, New York, 10001

Item 2(a).	Name of Reporting Person:

William Lynch

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address for the principal business office of William Lynch is:

c/o Peloton Interactive, Inc.

125 West 25th Street, 11th Floor, New York, New York, 10001

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.000025

Item 2(e).	CUSIP Number:

70614W100

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

This statement is not filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c)

Item 4.	Ownership:

(a)	Amount beneficially owned: See row 9 of the cover page for the Reporting Person.

(b)	Percent of class: See row 10 of the cover page for the Reporting Person.

(c)	Number of shares as to which the person has:

a.	Sole power to vote or direct the vote: See row 5 of the cover page for the Reporting Person.

b.	Shared power to vote or direct the vote: See row 6 of the cover page for the Reporting Person.

c.	Sole power to dispose or to direct the disposition of: See row 7 of the cover page for the Reporting Person.

d.	Shared power to dispose of or direct the disposition of: See row 8 of the cover page for the Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

CUSIP No. 70614W100

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

CUSIP No. 70614W100

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2020

WILLIAM LYNCH

/s/ William Lynch